October 8, 2024

Surendra Ajjarapu
Chief Executive Officer
PowerUp Acquisition Corp.
188 Grand Street, Unit #195
New York, NY 10013

Kraig Higginson
Chief Executive Officer
Aspire BioPharma, Inc.
194 Candelaro Drive, #233
Humacao, Puerto Rico 00791

       Re: PowerUp Acquisition Corp.
           Registration Statement on Form S-4
           Filed September 6, 2024
           File No. 333-281991
Dear Surendra Ajjarapu and Kraig Higginson:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Cover Page

1. Please revise your cover page to state the determination of the board of directors disclosed in response to Item 1606(a) of Regulation S-K. Refer to Item 1604(a)(1) of
       Regulation S-K for guidance.
2. Please revise your cover page to provide the disclosures required by Regulation S-K
       Item 1604(a)(3) and (4).
 October 8, 2024
Page 2

3. We note your disclosure that the implied enterprise value of Aspire at the time of signing the Business Combination Agreement was in the range between $744 million to $822 million. Please update to disclose the final valuation attributed to Aspire
       Biopharma, Inc. in connection with the business combination on your cover page or explain why there is a range.
4.     Please identify the "original sponsor" upon your first use of this term.
5. We note that you are registering 14,375,000 Public Warrants to purchase New Aspire
       Common Stock and that those warrants will be exercisable commencing 30 days following the Closing and that you must complete the initial business combination by
       February 17, 2025 (or by the end of any Extension Period if you further extend the period of time to consummate an initial business combination). To the extent that the
       Public Warrants are exercisable within one year of the registration of those securities, please also register the underlying shares of common stock in accordance with
       Securities Act Sections C&DI Question 103.04 and indicate the offering of the shares underlying the Public Warrants in the headings on the cover page and elsewhere in your disclosure.
6. We note from the third paragraph on the second page of your cover page that you are registering 45,937,500 shares of New Aspire Class A Common Stock and that in connection with the PowerUp Domestication, prior to the Closing Date, each issued and outstanding Class A ordinary share of PowerUp will convert, on a one-for-one basis, into a share of Class A common stock of New Aspire. Please also register the
       577,644 shares of New Aspire Class A Common Stock that may be issued upon conversion of the Class A ordinary shares of PowerUp that are currently held by the public shareholders and revise your disclosure as appropriate.
Questions and Answers for Shareholders of PowerUp
Q: Why is PowerUp proposing the Business Combination?, page 13

7. Revise to clarify if "oral consumption" means sublingual absorption as indicated
       elsewhere in the filing. We also note your references to a "patented formulation" and the disclosure on page 212 that Aspire's new "patent pending" formulation is a significant improvement on the previously patented formulation. Revise your disclosure here and throughout to clarify whether you have patent protection on your current formulation or on any prior inventions on which your formulation is based.
Q: What conditions must be satisfied to complete the Business Combination?, page 26

8. Please disclose which of these conditions can be waived and the parties may still proceed with closing the business combination.
Q: What interests do PowerUp's current officers and directors, Initial Shareholders, and
Aspire's..., page 30

9. Please disclose if any consideration was received by the shareholders who have agreed not to redeem their shares and to vote in favor of the merger agreement.
 October 8, 2024
Page 3
Summary of the Proxy Statement/Prospectus
Aspire, page 36

10. Please revise to define the term "do no harm" drugs at first use in this section.
11. Please clearly disclose the current developmental and regulatory status of your
       Instaprin candidate. For example, we note disclosure on page 67 states that Instaprin is currently in the "early stages of preclinical development." We also note disclosure on page 211 indicates that you have already completed a Phase 1 clinical trial for this product candidate and your reference to "additional clinical trials" here and throughout. Please revise to clarify the current development status of your Instaprin candidate and reconcile these inconsistencies, or advise.
12. We note your statement that Instaprin will be able to deliver large doses with no dilution through absorption in the bloodstream and that it will have "no harmful impact on the gastric system" or its mucous membrane. Please revise to clarify, if true, that this is an aspirational statement that represents the belief of management or present the material data that supports this statement and identify the source of the data.
13. We note disclosure stating you intend to apply for Fast Track designation for the prescription strength formulation of Instaprin given the "history of safety" observed in
       "Q4 2024." Please explain what is meant by the phrase "history of safety" in this context. To the extent you are referring to the results of a clinical trial, revise to instead present the objective results observed while conducting said trial.
       Alternatively, please remove this statement.
PowerUp Sponsor, page 37

14. Please identify the individual or individuals that control SRIRAMA Associates, LLC.
       In your revisions, please also disclose any individuals that have direct or indirect material interests in SRIRAMA Associates, LLC, as well as quantifying the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K for guidance.
15. We note your statement that Surendra Ajjarapu, the manager of SRIRAMA Associates, LLC, has "extensive experience" with other SPACs. Please revise to
       provide additional and balanced disclosure about Mr. Ajjarapu's, the Sponsor's or the
       Original Sponsor's experience with other SPACs including any completed business combinations, liquidated SPACs, pending business combinations and any other
       SPACs the Sponsor or Original Sponsor or any of their affiliates or promoters are affiliated with that are still searching for a target. Your revisions should also address, as applicable, extensions of prior SPACs and redemption levels experienced by prior
       SPACs in connection with any extension request or business combination. Refer to
       Item 1603(a)(3) of Regulation S-K.
Compensation Received by the Sponsor, the Original Sponsor, and Their Affiliates, page 45

16. Please revise this section to also include any compensation received by the directors and officers of PowerUp Acquisition Corp.
17. Please revise here to disclose the nature and amounts of any reimbursements that will
 October 8, 2024
Page 4

       be paid to the Original Sponsor, the Sponsor, any of their respective affiliates, or promoters upon completion of the business combination. Refer to Regulation S-K
       Item 1603(a)(6) for guidance.
18. Please define and quantify the term "Sponsor Advisory Fee" as used in footnote 5 and elsewhere and ensure that such fee is indicated under the heading "Compensation
       Received by the Sponsor, the Original Sponsor, and Their Affiliates" on page 45 and
       in the section titled "Interests of PowerUp   s Directors and Executive
Officers, the
       Initial Shareholders, and Aspire's Directors and Executive Officers in the Business
       Combination."
Risk Factors, page 61

19. Please include a risk factor discussing the risks to investors arising from the history of
       Aspire's lead product candidate Instaprin. In this risk factor, please discuss the development history of Instaprin, including Instaprin Pharmaceuticals, it's CEO and subsequent litigation related to his role in the business. Please also clarify if the former CEO of Instaprin Pharmaceuticals has any affiliation with Aspire Biopharma,
       Inc.
The waiver of fees by Citigroup..., page 102

20. Please expand your risk factor to caution investors not to place any reliance on that fact that Citigroup has been previously involved with your initial public offering.
Business Combination Proposal
Ownership of New Aspire, page 133

21. Your lead in paragraph to the table on page 133 indicates that the table illustrates, among other things, the dilutive effect of outstanding warrants, but the table does not address those warrants. Please revise as appropriate.
Termination of the Agreement with Candidate One, page 139

22. Revise to provide more specific disclosure about the conditions to closing that were not satisfied or waived and that led to the termination of the business combination agreement with Visiox.
Timeline of the Business Combination Negotiations with Aspire, page 139

23. Please disclose if any other potential targets were considered by PowerUp Acquisition following the decision to terminate the prior business combination agreement entered into with Candidate One.
24. Please disclose the initial valuation attributed to Aspire Biopharma and any changes to this valuation between July 2024 and September 2024. Please also discuss the reasoning behind any subsequent changes to the valuation, if applicable.
25. We note your disclosure that as of the date of this proxy statement/prospectus, final due diligence reviews are being completed by the parties. Please update your disclosure in this regard and disclose the nature of the due diligence review items that were incomplete at the time you entered into the business combination agreement. If the due diligence review will be ongoing at the time you anticipate your registration
 October 8, 2024
Page 5

       being declared effective, please include appropriate disclosure on your cover page and include appropriate risk factor disclosure.
26. Disclose how CTM Advisory, Ltd. will be compensated for its introduction of Aspire to PowerUp. We note the disclosure on page F-60 that Aspire agreed to pay CTM or its named agent an advisory fee compensation of 6% of the amount of shares outstanding following the Transaction in the form of common shares, upon closing a transaction. Please tell us whether CTM's potential ownership should be reflected in the "Beneficial Ownership of Securities" section and how the issuance of such shares is reflected in the tables on pages 14 and 15.
Opinion of Financial Advisor to PowerUp, page 143

27. We note your statements here and elsewhere in the prospectus, as well as in the fairness opinion attached as Annex H, that the opinion is intended solely to be used by the PowerUp Board. Please remove this statement. Alternatively, please disclose the legal basis for your and KPSN's belief that stockholders cannot rely on the opinion to bring state law actions, including a description of any state law authorities on such a defense. If no such authority exists, please disclose that this issue will be resolved by a court, resolution of this issue will have no effect on the rights and responsibilities of PowerUp's board under state law and the availability or non-
       availability of this defense has no effect on the rights and responsibilities of either
       KPSN or PowerUp's board under federal securities laws.
28. Disclose any instructions received by KPSN from PowerUp or the Sponsor, and any limitations imposed by PowerUp or the Sponsor, on the scope of the activities conducted by KPSN in connection with the fairness opinion. Refer to Regulation S-K
       Item 1607(b)(6).
Guideline Public Company Method Cross-Check, page 145

29. We note your disclosure of numerous public companies that KPSN determined were comparable to Aspire Biopharma. Please revise to further disclose the methodology used to reach this determination and explain why KPSN believed the identified companies were appropriate to use in their analysis and comparable to
       Aspire given their differing stage of operations.
Projected Financial Information, page 146

30. Please revise to disclose all material bases of the disclosed projections and all material assumptions that underlie the financial projections, and any material factors that may affect such assumptions appearing on page 148. The disclosure should include a discussion of any material growth or reduction rates or discount rates used in preparing the projections, and the reasons for selecting such growth or reduction rates or discount rates. Refer to Regulation S-K Item 1609(b). Please clearly state the year you assume FDA approval is received for any applicable product and the extent to which the revenues presented reflect that FDA approval was obtained. Also ensure your disclosure explains why you believe you will begin to generate revenue from product sales and licensing revenue in 2025 given that you currently have no products approved for commercial sale and do not appear to have entered into any licensing
 October 8, 2024
Page 6

       agreements at this time. Please also revise here, or wherever else appropriate, to clarify the current development status of all products discussed in your financial projections. To the extent development has not yet begun on any candidates aside from Instaprin, please revise to clearly state this fact.
31. We note the disclosure under the heading "DCF Analysis" on page 145 that KPSN utilized profit or loss projections and free cash flow projections, but that the projections here only show EBITDA and EBIT projections. Please revise to show the profit or loss and free cash flow projections that KPSN utilized or revise your disclosure as appropriate.
32. Disclose whether or not Aspire has affirmed to PowerUp that its projections reflect the view of Aspire's management or board of directors about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus is required to be disseminated to security holders. If the projections no longer reflect the views of PowerUp's or Aspire's management or board of directors regarding the future performance of Aspire as of the most recent practicable date prior to the proxy statement/prospectus is required to be disseminated to security holders, state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors on the projections. Refer to Regulation S-K Item
       1609(c).
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 195

33.    Please explain to us why the Contingent Liability     SEC on Aspire   s
historical
       balance sheet is not presented as a liability.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 198

34. Refer to adjustment 2. Please revise your note to clearly disclose why the payment of estimated direct and incremental transaction costs of approximately $4.9 million, resulted in a $2.5 million adjustment to subscription agreement loan liability.
35. Refer to adjustment 5. Please revise your note to clearly disclose significant provisions of your Subscription Agreement Loans that result in their elimination upon consummation of the Business Combination.
36. Refer to adjustment 7. Please revise your note to clearly disclose the significant terms of your working capital loan agreements and explain why you expect to receive $17.5 million as working capital loans. Also explain why the receipt of working capital loans does not impact your cash and cash equivalents.
Information about PowerUp
Directors and Executive Officers, page 203

37. Please revise here to provide the information required by Item 1603(c) of Regulation
       S-K.
Information about Aspire
Business Plan, page 211

38. We note your disclosure that Aspire may enter into license or collaboration
 October 8, 2024
Page 7

      agreements with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of revenue. Please disclose if Aspire has entered any such agreements at this time.
Asset Purchase Agreement ("APA") with Instaprin Pharmaceuticals Inc., page 212

39. We note your disclosure that ten percent (10%) of buyer's equity was to be delivered at the closing of the transactions contemplated by the Asset Purchase Agreement, in proportion to their equity holdings in the company, to be issued to a trustee for the former Instaprin Shareholders, along with an additional ten percent (10%) of buyer's equity to be issued to the company's service providers, pursuant to a stock incentive plan to be adopted. Please clarify if these equity distributions have occurred or are pending and, if pending, disclose how this these equity distributions will factor into
      Aspire's current capitalization and how it impacts the merger consideration to be paid under the business combination agreement.
Our Products, page 212

40. You state that you have completed a Phase 1 clinical trial of Instaprin. Please expand your description of this trial to provide specific details, parameters and results, including, to the extent applicable:
          when you received approval of the Investigational New Drug Application from the FDA for this trial;
          the dates of the trial and locations;
          the identity of trial sponsors;
          the trial design;
          study information (e.g., number of patients enrolled and treated and the criteria for participation in the study);
          duration of treatment and dosage information;
          primary and secondary endpoints and whether those endpoints were met; and
          a discussion of the results, including any adverse events and serious adverse events that were observed, if any.
      With respect to your planned Phase 2a Challenge Study, please revise to briefly discuss the material aspects of the anticipated trial design, such as number of participants and endpoints. Please also disclose what will be studied in the planned
      Phase 2b clinical trial.
41. Please remove the statement on page 212 and elsewhere claiming that Instaprin has
      "no acidic side effects" or revise to instead present the objective results underlying your clinical trials.
42. Please revise here to briefly explain what "OTC Monograph Compliant" means in the context of the development of your Instaprin candidate, provide a brief overview of this process and clarify if you have discussed using this regulatory pathway with the
      FDA and why Aspire expects an FDA ruling in 2024. Please also explain the "ruling"
      you expect to receive at the end of 2024 and whether that would allow you to begin commercialization of your candidate, if approved.
 October 8, 2024
Page 8

43. We note your disclosure that Aspire acquired all of the intellectual property of
       Instaprin Pharmaceuticals including patents (including Patent No. 62/794141) filed with the United States Patent and Trademark Office on January 18, 2019. Please
       clarify whether the acquired intellectual property is patents or patent applications. We note your disclosure in the table on page 214 in this regard. Competition, page 213

44. We note that Aspire plans to file Instaprin to be OTC FDA monograph compliant.
       Please disclose if there are currently any sublingual aspirin-based products with this designation against which you would compete.
Intellectual Property, page 213

45. Please disclose the expiration date or potential expiration date, if granted, and type of protection (for example, composition of matter, use, or process) for each patent or patent application disclosed in this section.
46. Please include the footnotes to the table at the top of page 214 or advise.
Licensure and Regulation of Biologics in the United States, page 214

47. We note your disclosure in this section that Aspire's "candidate mAb products" are licensed as biological products. Please revise to clarify how this disclosure is applicable to the products currently under development by Aspire. Also, for the products that Aspire is currently developing, please provide tailored disclosure that discusses the applicable regulatory pathway and approval process and the current
       status of Aspire   s product approval within that process. In this
regard we note from
       the table on page 148 that Aspire may be pursuing OTC/non-prescription and prescription drug formulations of Instaprin, please ensure your disclosure addresses both regulatory pathways, as applicable.
48. We note your disclosure elsewhere that Aspire's technology platforms and product candidates are based on novel technologies, and that the development and regulatory approval pathway for such product candidates is "unproven." Please address in your revised disclosure why the regulatory process is unproven, the challenges Aspire faces in obtaining regulatory approval, and the steps Aspire will take to address such challenges.
Valuation Pricing Report on our Lead Product, Instaprin, page 215

49. We note your disclosure regarding the Evans & Evans valuation report. Please file a consent from Evans as an exhibit to the registration statement pursuant to Securities
       Act Rule 436. Please also disclose how the PowerUp board considered this valuation report in evaluating and approving the business combination.
Management of New Aspire following the Business Combination
Executive Officers and Directors After the Business Combination, page 223

50. Please briefly describe the business experience during the past five years of each director or executive officer named in this section. Refer to Item 401(e) of Regulation
       S-K for guidance.
 October 8, 2024
Page 9

51. Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the expected directors should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure after the business combination. Refer to Item 401(e) of Regulation S-K. Employment Agreements, page 230

52. When available, describe the material terms of the employment agreements you intend to enter into with each of the named executive officers of New Aspire. Please also file these agreements as exhibits to this registration statement. Refer to
Item 601(b)(10) of
       Regulation S-K for guidance.
Certain Relationships and Related Persons Transactions
Subscription Agreements, page 234

53. We note your disclosure that in consideration for the First Contribution, PowerUp will issue to the Investors an aggregate of 1,000,000 shares of Class A common stock at the closing of the initial business combination. Since it is unclear if this disclosure only relates to the prior proposed business combination with Visiox, please clarify if these shares will be issued upon the closing of the business combination with Aspire.
       If these shares will be issued, please revise throughout to show the potential dilution resulting from the issuance of these shares.
Comparison of Corporate Governance and Shareholder Rights
Comparison of Shareholders' Rights, page 237

54. Please revise this section to include an explanation of any material differences in the rights of Aspire shareholders as compared with security holders of the combined company as a result of the de-SPAC transaction. Refer to Item 1605(b)(4) of
       Regulation S-K for guidance.
Aspire Biopharma, Inc. Financial Statements
Consolidated Statement of Cash Flows, page F-53

55. We note that the change in subscription receivable for the year ended December 31,
       2022 is presented as an operating activity. Please revise to reflect this as a financing activity since this appears to be related to a common stock transaction. Refer to ASC
       230.
56. We note that Contingent liabilities, SEC is presented as a financing activity for the year ended December 31, 2022. Please explain to us how you determined this is a financing activity in accordance with ASC 230.
Note 7 - Intsaprin Acquisition, page F-58

57. We note that on March 28, 2022, you closed on an asset purchase of Instaprin
       Pharmaceuticals, Inc. Please provide us the complete analysis you performed to estimate the fair value of the consideration paid and assets acquired in the acquisition.
       Additionally, tell us and revise to disclose what specific intangible assets were acquired and the value assigned to each major intangible asset class.
58. As a related matter, we note from your disclosures on pages F-43 and F-55, that you
 October 8, 2024
Page 10

      determined your indefinite lived intangible assets were not impaired as of December
      31, 2023 and June 30, 2024 based on qualitative factors. Please address the following:
          Tell us how you determined that the intangible assets acquired had indefinite lives.
          Provide us with your intangible asset impairment analysis as of December 31,
          2023 and June 30, 2024.
          Tell us how your valuations considered the fact that the intangible assets acquired are subject to an SEC judgement.
59. We note that in conjunction with the asset acquisition you recognized a contingent liability for an SEC judgement against the former Instaprin CEO. Please address the following:
          Clarify how the contingent liability was determined.
          Clarify who is ultimately responsible for the SEC judgement and if you have legally assumed that liability.
60. We note that for the years ended December 31, 2023 and December 31, 2022, $74,902 and $42,554, respectively, and for the three and six months ended
June 30,
      2024 and June 30, 2023, $19,845 and $38,258, and $19,845 and $38,258,
respectively
      was added to the intangible asset related to accrued interest. Please tell us why you increased the balance of the intangible asset for accrued interest, citing the applicable accounting literature.
Note 10 - Subsequent Events, page F-60

61. In the first paragraph you indicate that subsequent events have been evaluated through
      August 18, 2024, however the final paragraph indicates that the date that that subsequent events have been evaluated through August 1, 2024. Please revise your disclosure to reflect the correct date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.
General

62. Please revise, where appropriate, to state whether or not a majority of the directors who are not employees of PowerUp retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction.
63. Please revise to include a dilution table complying with the requirements outlined in
      Item 1604(c) of Regulation S-K.
64. Please provide, in tabular format, the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the SPAC. Refer to Item 1603(a)(9) of Regulation
      S-K for guidance.
65. With a view toward disclosure, please tell us whether either of the Original Sponsor or the Sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or
 October 8, 2024
Page 11

       otherwise involved in the transaction is, is controlled by, or has substantial ties with, a
       non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign
       Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
66. Please tell us, with a view to disclosure, whether you have received any notice from
       KPSN & Associates LLP or any other financial advisors retained by the parties with respect to the business combination about it ceasing involvement in your transaction and how that may impact your deal.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Hallie Heath, Esq.
      Arthur Marcus, Esq.